Q2 2024 Earnings Presentation J u l y 3 0 , 2 0 2 4

2 Forward-Looking and Non-GAAP Statements This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the Offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the Offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act (File No. 333-279438) on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

3 Important Additional Information Important Notices This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark. Note to U.S. Shareholders It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024, and JBT commenced the mailing of the Proxy Statement/Prospectus to its stockholders on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document. Participants in the Solicitation JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Offer. You may obtain free copies of these documents as described in the preceding paragraph.

4 Second Quarter 2024 Results Key Takeaways ▪ Orders of $437M were strong and just below the all-time record for quarterly food and beverage orders ▪ Revenue included a 1% unfavorable impact from foreign exchange translation ▪ Results were impacted by a shortfall in revenue, due in part to performance of book and ship orders as well as a temporary delay in progress on over time projects and aftermarket parts orders from a system upgrade (system issue now stabilized) ▪ Adjusted EBITDA benefits from restructuring savings and supply chain initiatives were more than offset by the impact of lower volume ▪ Income from continuing operations increased year over year (YoY) driven by a $9M net interest expense benefit and $9M in discrete tax benefits (majority of discrete tax benefits were non-recurring) ▪ Expecting much of the Q2 2024 revenue shortfall to be recovered in the back half of the year ($ Millions Except EPS) Q2 2024 YoY vs. Q1 2024 Results from Continuing Operations Orders $437 (2%) 13% Backlog $697 0% 5% Revenue $402 (6%) 3% Income from Continuing Ops. $31 8% 35% Adjusted EBITDA (1) $64 (11%) 11% Adjusted EBITDA Margin 15.8% (90 bps) 120 bps GAAP EPS $0.95 7% 34% Adjusted EPS (1) $1.05 8% 24% Note: Figures may have immaterial differences due to rounding. (1) Non-GAAP figure. Please see appendix for reconciliation.

Strong Orders Across Diverse End Markets, Including an Initial Improvement in North American Poultry Demand

Orders and Backlog Trend


($ Millions)
Orders
Backlog
$670
$662
$664
$678
$697
$689
$678
$664
$697
$396
$349
$432
$406
$445
$398
$418
$389
$437
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Q2 2024 Revenue Breakdown


Recurring
Non-Recurring
49%
51%


North America
EMEA
Asia Pacific
Latin America
9%
6%
29%
56%

Key Takeaways

- As expected, Q2 2024 orders improved sequentially and included an initial recovery in equipment demand from North American poultry customers; also experienced strong demand in diverse end markets such as fruit/vegetable processing and warehouse automation
- North American poultry market fundamentals are stabilizing, and customer profitability and cash flow are continuing to strengthen; as a result, JBT expects these trends will support further investment from North American poultry customers in the second half of 2024
- Q2 2024 recurring revenue declined YoY with lower refurbishments versus prior year; also experienced temporary impacts from the system upgrade

JBT

Note: Figures may have immaterial differences due to rounding.

5

6 Strong Balance Sheet to Support JBT Initiatives 2.8x 0.5x 0.6x 0.6x 0.6x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x $0 $500 $1,000 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Net Debt Leverage Ratio $ M il li o n s Net Debt and Leverage Ratio (1) Net Debt / TTM Adj. EBITDA from Continuing Operations (2) 0.6x Financial Liquidity (3) ~$1.2B YTD Free Cash Flow (2) $14M Key Metrics as of June 30, 2024 ▪ Outstanding total debt of ~$650M (as of June 30, 2024) is at low-cost, fixed rates ▪ Year to date free cash flow was lower than prior year due to higher working capital; inventory increased due to AGV’s growth profile and higher work-in-process associated with backlog timing ▪ Continuing to expect a free cash flow conversion rate of greater than 100% for the full year 2024, which is supported by converting strong backlog to revenue and expectations for continued strong orders Key Takeaways Note: Figures may have immaterial differences due to rounding. (1) Leverage ratio represents net debt to TTM adjusted EBITDA. (2) Non-GAAP figure. Please see appendix for reconciliation. (3) Financial liquidity is defined as cash plus borrowing capacity under our credit facilities as of June 30, 2024.

7 Updated 2024 Outlook $ millions except EPS FY 2024 Guidance Revenue $1,715 – $1,750 Income from Continuing Operations $137 – $146 Adjusted EBITDA (1) $295 – $305 Adjusted EBITDA Margin 17.0 – 17.5% GAAP EPS $4.25 – $4.55 Adjusted EPS (1) $5.05 – $5.35 Free Cash Flow Conversion >100% Additional Full Year 2024 Guidance Details ▪ Narrowed adj. EBITDA and EPS based on updated revenue growth of 3 – 5%; maintaining adj. EBITDA margin of 17.0 – 17.5% ▪ Net interest income is estimated to be $5 – $7M, which includes the bridge financing fees ▪ Tax rate is forecast to be 22 – 23%, which is prior to any discrete items ▪ GAAP guidance includes the following estimates (not included in adj. EPS): ▪ Now expecting ~$40M in pre-closing M&A costs related to the combination with Marel ▪ $3 – $4M net interest expense impact from bridge financing costs ▪ Pension expense of ~$4M, restructuring costs of ~$1M, and a ~$9M discrete tax benefit (which was realized in Q2) ▪ Quarterly cadence ▪ Expecting double-digit YoY revenue growth for both Q3 and Q4; expecting sequential improvement in adj. EBITDA margin for both Q3 and Q4 Revenue Growth Drivers (year over year) $1,664M ~3 – 5% Growth Total 2023 Revenue Demand for Equipment Pricing AGV Backlog Recurring Revenue FX 2024F Revenue % ~1% ~2% ~1 – 2% ~0 – 1% (~1%) Updated 2024 Revenue Growth Drivers ▪ Continue to expect ~1% FY growth from pricing to maintain price-cost neutral ▪ Now expecting ~2% growth from AGV, which is ~1% higher than previous expectation; improvements in manufacturing process/standardization has improved efficiency and lead times ▪ Moderated recurring revenue demand expectations based on 1H 2024 performance, with expectations of improvement in the 2H 2024 ▪ Now expecting unfavorable impacts from foreign exchange translation Note: Figures may have immaterial differences due to rounding. (1) Non-GAAP figure. Please see appendix for reconciliation.

8 Target Timeline for Marel Transaction May June July August September October November December Q1 2025 Regulatory S-4 JBT Stockholder Vote Voluntary Takeover Offer (VTO) Nasdaq Iceland Listing Targeting to close transaction by year-end 2024, subject to approval by a majority vote of JBT stockholders, regulatory approvals, at least 90% of the outstanding Marel shares being tendered by Marel shareholders, and satisfaction or waiver of other closing conditions August 8: JBT special meeting / stockholder vote Regulatory review May 15: Filed preliminary S-4 June 25: S-4 went effective Ongoing: Preparation and submission of required filings Year-end 2024: Target regulatory approvals Acceptance period June 24: Issued VTO Year-end 2024: Target offer closing Review of Nasdaq Iceland application August: Submit formal application Year-end 2024: Target secondary listing approval

9 Appendix

10 Non-GAAP Financial Measures The non-GAAP financial measures presented in this report may differ from similarly-titled measures used by other companies. The non-GAAP financial measures are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. ▪ EBITDA and Adjusted EBITDA: We define EBITDA as earnings before income taxes, interest expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA before restructuring, pension expense other than service cost, and M&A related costs. ▪ Adjusted income from continuing operations and Adjusted diluted earnings per share from continuing operations: We adjust earnings for restructuring expense, M&A related costs, which include integration costs and the amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy (“M&A related costs”), amortization of debt issuance costs related to bridge financing for potential M&A transactions, and impact on tax provision from remeasurement of deferred taxes for material tax rate changes and internal reorganizations. ▪ Free cash flow: We define free cash flow as cash provided by continuing operating activities, less capital expenditures, plus proceeds from sale of fixed assets and pension contributions. For free cash flow purposes, we consider contributions to pension plans to be more comparable to the payment of debt, and therefore exclude these contributions from the calculation of free cash flow.

11 Reconciliation of Income from Continuing Operations to Adjusted EBITDA (In millions) 2024 2023 2024 2023 Income from continuing operations 30.7$ 28.4$ 53.4$ 45.5$ Income tax (benefit) provision (3.3) 8.6 4.8 13.2 Interest (income) expense, net (1.6) 7.1 (4.4) 13.6 Depreciation and amortization 22.2 23.5 44.3 46.2 EBITDA from continuing operations 48.0 67.6 98.1 118.5 Restructuring related costs(1) 0.2 2.5 1.3 3.3 Pension expense, other than service cost(2) 1.0 0.2 2.0 0.4 M&A related costs(3) 14.5 1.1 19.7 3.6 Adjusted EBITDA from continuing operations 63.7$ 71.4$ 121.1$ 125.8$ Total revenue 402.3$ 427.7$ 794.6$ 816.2$ Adjusted EBITDA % 15.8% 16.7% 15.2% 15.4% (3) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy. Three Months Ended June 30, Six Months Ended June 30, (1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business. (2) Pension expense, other than service cost is excluded as it represents all non service-related pension expense, which consists of non-cash interest cost, expected return on plan assets and amortization of actuarial gains and losses.

12 Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share (In millions, except per share data) 2024 2023 2024 2023 Income from continuing operations 30.7$ 28.4$ 53.4$ 45.5$ Non-GAAP adjustments Restructuring related costs 0.2 2.5 1.3 3.3 M&A related costs 14.5 1.1 19.7 3.6 Amortization of bridge financing debt issuance cost 1.2 - 1.2 - Impact on tax provision from Non-GAAP adjustments (4.1) (0.9) (5.7) (1.8) Deferred tax benefit related to an internal reorganization (8.8) - (8.8) - Adjusted income from continuing operations 33.7$ 31.1$ 61.1$ 50.6$ Income from continuing operations 30.7$ 28.4$ 53.4$ 45.5$ Total shares and dilutive securities 32.2 32.1 32.2 32.1 Diluted earnings per share from continuing operations $ 0.95 $ 0.89 $ 1.66 $ 1.42 Adjusted income from continuing operations 33.7$ 31.1$ 61.1$ 50.6$ Total shares and dilutive securities 32.2 32.1 32.2 32.1 Adjusted diluted earnings per share from continuing operations $ 1.05 $ 0.97 $ 1.90 $ 1.58 Three Months Ended June 30, Six Months Ended June 30,

13 Reconciliation of Cash Provided by Operating Activities to Free Cash Flow (In millions) YTD TTM Cash provided by operating activities $ 32.0 $ 43.6 Less: Capital expenditures 21.0 40.8 Plus: Proceeds from disposal of assets 0.9 2.5 Plus: Pension contributions 1.6 12.2 Plus: income taxes on gain from sale of AeroTech - 133.2 Free cash flow $ 13.5 $ 150.7 Income from continuing operations $ 53.4 $ 137.2 Free cash flow % 25% 110% Q2 2024

14 Leverage Ratio Calculations (In millions) Q2 2024 Total debt 647.6$ Cash and marketable securities (474.3) Net debt 173.3 Other items considered debt under the credit agreement 14.3 Consolidated total indebtedness(1) 187.6$ Trailing twelve months Adjusted EBITDA from continuing operations 268.4$ Other adjustments net to earnings under the credit agreement 1.6 Consolidated EBITDA(1) 270.0$ Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA) 0.7x Total net debt to trailing twelve months Adjusted EBITDA from continuing operations 0.6x (1) As defined in the credit agreement.

15 Recurring vs. Non-recurring Revenue QTD YTD Type of Good or Service Recurring(1) 197.8$ 400.6$ Non-recurring(1) 204.5 394.0 Total 402.3$ 794.6$ % of recurring 49% 50% (1) Aftermarket parts and services and revenue from lease and long-term service contracts are considered recurring revenue. Non-recurring revenue includes new equipment and installation. As of June 30, 2024

16 Reconciliation of Diluted Earnings Per Share from Continuing Operations to Adjusted Diluted Earnings Per Share Guidance Guidance (In cents) Full Year 2024 Diluted earnings per share from continuing operations $4.25 - $4.55 Non-GAAP adjustments: Restructuring related costs(1) 0.03 M&A related costs(2) 1.24 Bridge financing fees and related costs(3) 0.11 Impact on tax provision from Non-GAAP adjustments(4) (0.31) Deferred tax benefit related to an internal reorganization (5) (0.27) Adjusted diluted earnings per share from continuing operations $5.05 - $5.35 (2) M&A related costs is estimated to be approximately $40 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (3) Bridge financing fees and related costs are estimated to be $3 - 4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (1) Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (4) Impact on tax provision was calculated using the Company's effective tax rate of approximately 22 to 23%. (5) Deferred tax benefit related to an internal reorganization is estimated to be $8 - 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

17 Reconciliation of Income from Continuing Operations to Adjusted EBITDA Guidance Guidance (In millions) Full Year 2024 Income from continuing operations $137.0 - $146.0 Income tax provision 28.0 - 31.0 Interest income, net (5.0 - 7.0) Depreciation and amortization ~90.0 EBITDA from continuing operations 250.0 - 260.0 Restructuring related costs ~1.0 Pension expense, other than service cost ~4.0 M&A related costs ~40.0 Adjusted EBITDA from continuing operations $295.0 - $305.0